-----------------------------------------------------
Corporate Contacts:
-----------------------------------------------------
       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay@tti-telecom.com
-----------------------------------------------------

                     TTI TELECOM REPORTS THIRD QUARTER 2006
                                FINANCIAL RESULTS

Petach Tikva, Israel - November 15, 2006 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), ("TTI Telecom'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for its fiscal third quarter ended September 30, 2006.

Total revenues for the third quarter were $11.0 million as compared to $11.6 million for the third quarter of 2005. Operating loss for the quarter was $2.3 million as compared to operating income of $15,000 for the same quarter last year. Net loss for the third quarter was $1.8 million or $0.09 per diluted share, versus net income of $105,000, or $0.01 per diluted share, in the same year-ago period. The Company maintains no debt and ended the quarter with approximately $34.4 million, or $2.23 per share, in cash and liquid investments

Total revenues for the nine months ended September 30, 2006 were $36.0 million versus $31.0 million for the same period last year. Operating loss for the nine months was $1.4 million compared to a loss of $7.4 million for the same period of 2005. Net loss for the nine months was $0.8 million, or $0.04 per diluted share, versus a net loss of $9.1 million, or $0.75 per diluted share, last year. Net loss per share for the nine-month period of 2005 includes a deemed dividend associated with the Beneficial Conversion of Preferred Shares relating to the Company's preferred offering completed on January 5, 2005.


Operating and net income under Generally Accepted Accounting Principles ("GAAP") for the three and nine months ended September 30, 2006 also includes stock-based compensation expense of $132,000 and $382,000 respectively, related to the implementation of Statement of Financial Accounting Standard (SFAS) 123R which was adopted effective January 1, 2006.

"Our financial performance is being negatively impacted by an OSS spending freeze resulting from operator consolidation in North America, which has led to a second consecutive quarter of weaker-than-anticipated order intake," stated Ruben Markus, CEO of TTI Telecom. "In light of current revenue levels we have initiated steps that will begin to reduce our cost structure by approximately 10% from third quarter levels starting in the first fiscal quarter of 2007, reflecting our ongoing commitment to our balance sheet as we navigate through current market conditions.

"At the same time, we are experiencing strong demand for our product offering in the rest of the world," continued Markus. "The network transformation trend is creating interest in our market-leading solutions for converged networks. Our network transformation opportunity is proceeding well and is in fact ahead of schedule, while a growing base of world class partners is fueling our entry into such fast-growing markets as Eastern Europe and Russia. Vendor consolidation is driving further interest in our solutions from the global system integrator community.

"Our market opportunity remains robust and as we manage through current market conditions, we remain committed to executing on our goal to broaden our customer base," concluded Markus. "Continued execution and more favorable market trends in North America, underpinned by a strong financial platform, will further enhance the success we are starting to see today."


3Q06 Earnings Conference Call Information

A conference call has been scheduled for today at 9:00am ET in which management will discuss the results of the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting two hours after the completion of the call until 5:00pm ET on November 22, 2006. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "39683152". The webcast of the conference call will be archived on the TTI Telecom web site.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                              - tables to follow -

                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------
                               STATEMENT OF INCOME
              (in thousands of U.S. dollars, except per share data)

                                                         Three months ended                         Nine months ended
                                                            September 30,                             September 30,
                                              -----------------    -----------------     -----------------    ----------------
                                                        2006                 2005                  2006                2005
                                              -----------------    -----------------     -----------------    ----------------
                                                                                 Unaudited
                                              --------------------------------------------------------------------------------
Revenues:


  Product                                           $    6,027           $    7,196         $      21,766           $  17,697
  Services                                               4,932                4,447                14,239              13,257
                                              -----------------    -----------------     -----------------    ----------------

Total revenues                                          10,959               11,643                36,005              30,954
                                              -----------------    -----------------     -----------------    ----------------

Cost of revenues:
  Product                                                3,986                3,535                11,128              10,260
  Services                                               2,341                2,319                 6,925               7,009
                                              -----------------    -----------------     -----------------    ----------------

Total cost of revenues                                   6,327                5,854                18,053              17,269
                                              -----------------    -----------------     -----------------    ----------------

Gross profit:                                            4,632                5,789                17,952              13,685
                                              -----------------    -----------------     -----------------    ----------------

Operating expenses:
  Research & development, net                            2,533                2,283                 6,914               6,953
  Sales and marketing, net                               2,632                2,150                 7,702               9,575
  General and administrative                             1,762                1,341                 4,710               4,559
                                              -----------------    -----------------     -----------------    ----------------

Total operating expenses                                 6,927                5,774                19,326              21,087
                                              -----------------    -----------------     -----------------    ----------------

Operating income (loss)                                (2,295)                   15               (1,374)             (7,402)
Financial income, net                                       90                  114                   151                 311
                                              -----------------    -----------------     -----------------    ----------------

Income (loss) before taxes                             (2,205)                  129               (1,223)             (7,091)
Taxes on income                                          (450)                   24                 (437)                  51
                                              -----------------    -----------------     -----------------    ----------------

Net income (loss)                                      (1,755)                  105                 (786)             (7,142)
Deemed dividend associated with beneficial
conversion of Preferred shares                               0                    0                     0             (1,981)
                                              -----------------    -----------------     -----------------    ----------------

Net income (loss) attributed per share to
Ordinary shares                                    $   (1,755)            $     105            $    (786)          $  (9,123)
                                              =================    =================     =================    ================

Basic and diluted net income (loss) per
share attributed to Ordinary shareholders           $   (0.09)            $    0.01            $   (0.04)          $   (0.75)
                                              =================    =================     =================    ================

Weighted average number of shares used
for computing net loss per share
attributed to Ordinary shareholders:
  Basic                                             15,417,249           12,940,046            14,891,202          12,143,607
                                              =================    =================     =================    ================
  Diluted                                           15,417,249           13,330,995            14,891,202          12,143,607
                                              =================    =================     =================    ================





                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)

                                                                                       September 30,            December 31,
                                                                                            2006                    2005
                                                                                    --------------------      -----------------
                                                                                         Unaudited
                                                                                    --------------------
ASSETS
CURRENT ASSETS:

   Cash and cash equivalents                                                           $     28,781            $    18,034
   Short-term bank deposits                                                                   1,595                  1,973
   Marketable securities                                                                      3,888                 15,713
   Trade receivables                                                                          3,679                  3,900
   Unbilled receivables                                                                       3,833                    964
   Related parties                                                                              366                    367
   Other accounts receivable and prepaid expenses                                             1,671                  2,218
                                                                                --------------------      -----------------
Total current assets                                                                         43,813                 43,169
                                                                                --------------------      -----------------

LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                                      182                    881
   Investment in affiliate                                                                      165                    165
   Severance pay fund                                                                         3,426                  2,970
   Long-term receivables                                                                      3,168                  3,937
                                                                                --------------------      -----------------
Total long-term investments                                                                   6,941                  7,953
                                                                                --------------------      -----------------

PROPERTY AND EQUIPMENT, NET                                                                   4,120                  4,729
                                                                                --------------------      -----------------

Total assets                                                                           $     54,874             $   55,851
                                                                                ====================      =================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Trade payables                                                                      $      2,390            $     1,867
   Related parties                                                                            1,066                      -
   Deferred revenues                                                                          6,815                 10,226
   Other accounts payable and accrued expenses                                                6,422                  7,463
                                                                               ---------------------     ------------------

Total current liabilities                                                                    16,693                 19,556
                                                                               ---------------------     ------------------

ACCRUED SEVERANCE PAY                                                                         4,706                  3,852
                                                                               ---------------------     ------------------

SHAREHOLDERS' EQUITY:
   Share capital:
       Ordinary shares                                                                        2,193                  2,022
       Preferred shares                                                                         401                    526
   Additional paid-in capital                                                                74,850                 73,446
   Accumulated other comprehensive income (loss)                                                 32                  (336)
   Accumulated deficit                                                                     (44,001)               (43,215)
                                                                               ---------------------     ------------------

Total shareholders' equity                                                                   33,475                 32,443
                                                                               ---------------------     ------------------

Total liabilities and shareholders' equity                                             $     54,874            $    55,851

                                                                               =====================     ==================




                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                (in thousands of U.S. dollars, except share data)

                                    Number of                Share capital
                             ---------------------  -------------------------
                                                                             Additional Accumulated other               Total
                             Ordinary   Preferred     Ordinary  Preferred A  paid-in    comprehensive   Accumulated  shareholders'
                             shares     A shares       shares   shares       capital    income (loss)(*)    loss         equity
                             --------  ----------    ---------  ---------    ----------  ----------------  ----------  ------------

 Balance as of

  January 1, 2005            11,872,941    -          $  1,794    $   -      $   58,881     $    (226)    $  (34,156)  $  26,293

 Issuance of  preferred A
  convertible shares
  and warrants, net                 -   6,636,391          -        754          12,584              -            -       13,338
 Deemed dividend
   associated with Beneficial                                       -
   Conversion feature of
   Preferred A shares               -                      -        -             1,981              -        (1,981)         -
 Conversion of Preferred A
  convertible shares         2,000,000 (2,000,000)        228      (228)             -               -            -           -
 Comprehensive loss:
 Other comprehensive loss -
   unrealized losses on
   available-for-sale
   marketable securities,
   net of impairment                -       -              -         -               -            (110)           -         (110)
 Net loss                           -       -              -         -               -               -         (7,078)    (7,078)
                            ----------  ----------  -----------  -----------  ------------   ----------     ---------    ---------
 Total comprehensive loss

 Balance as of
  December 31, 2005         13,872,941 4,636,391        2,022       526          73,446           (336)        (43,215)   32,443

 Unaudited

 Exercise of warrants          427,490      -              46        -            1,022              -             -       1,068
 Conversion of convertible
  Preferred A shares         1,131,818 (1,131,818)        125      (125)             -               -             -          -
 Stock compensation                 -       -              -         -              382              -             -         382
 Comprehensive income:
   Other comprehensive
    income - unrealized
    income on available-
    for-sale marketable
    securities                      -       -              -          -               -             368                      368
 Net loss                           -       -              -          -               -              -           (786)      (786)
                            ----------  ----------  -----------  -----------  ------------    ----------     ---------    --------
 Total comprehensive income

 Balance as of
  September 30, 2006        15,432,249  3,504,573   $  2,193    $   401       $  74,850         $    32      $  (44,001)   33,475
                           ===========  ==========  ===========  ========    ==========      ==========        =========   ========


(*) Accumulated other comprehensive income (loss) on account of unrealized gains
   (losses) on available-for-sale marketable securities.





                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                                      Nine months ended               Year ended
                                                                                        September 30,                December 31,
                                                                               -------------------------------    -----------------
                                                                                   2006              2005                2005
                                                                               -------------    --------------    -----------------
                                                                                          Unaudited
                                                                               -------------------------------
 Cash flows from operating activities:


 Net loss                                                                            $  (786)       $ (7,142)       $    (7,078)
 Adjustments required to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                        1,872           1,611              2,258
   Impairment of capitalized software development costs                                     -               -                177
   Gain from sale of property and equipment                                              (58)           (149)              (157)
   Realized gain on available-for-sale marketable securities                                -            (63)                  -
   Accrued interest on short-term bank deposits                                          (18)              23                 27
   Severance pay, net                                                                     398           (171)              (142)
   Decrease in trade receivables                                                          221           2,768              2,855
   Decrease (increase) in unbilled receivables                                        (2,869)             233                527
   Decrease in long-term trade and unbilled receivables                                   769             304              (669)
   Decrease in other accounts receivable and prepaid expenses                             547           1,149              1,047
   Increase (decrease) in trade payables                                                  523           (582)            (1,678)
   Increase (decrease) in related parties                                               1,067             412              (217)
   Increase (decrease) in deferred revenues                                           (3,411)           2,872              5,584
   Increase (decrease) in other accounts payable and accrued expenses                 (1,041)         (1,320)              1,792
   Gain from sale of marketable securities                                                330               -                  -
   Amortization of stock based compensation                                               361               -                  -
   Amortization of premium and accretion of accrued interest  on
     available for sale marketable securities                                             732              51                411
                                                                                    ---------       ---------           --------
 Net cash provided by (used in) operating activities                                  (1,363)             (4)              4,737
                                                                                    ---------       ---------           --------

 Cash flows from investing activities:

 Investment in short-term and long-term bank deposits                                   (188)         (1,948)            (2,487)
 Investment in available-for-sale marketable securities                              (10,203)        (20,611)           (19,148)
 Proceeds from sale and redemption of available-for-sale marketable
   securities                                                                          21,334          14,314             15,540
 Proceeds from short-term and long-term bank deposits                                   1,283           2,480              2,901
 Proceeds from sale of property and equipment                                             101             265                293
 Purchase of property and equipment                                                   (1,306)           (669)            (1,145)
                                                                                    ---------       ---------          ---------

 Net cash provided by (used in) investing activities                                   11,021         (6,169)            (4,046)
                                                                                    ---------       ---------          ---------



                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                                                                         Nine months ended             Year ended
                                                                                             June 30,                  December 31,
                                                                               ------------------------------------
                                                                                     2006                 2005              2005
                                                                               -----------------     ---------------  ------------
                                                                                             Unaudited
                                                                               -------------------------------------

Cash flows from financing activities:


 Short-term bank debt                                                                        -             (967)            (967)
 Proceeds from issuance of Preferred A convertible shares and warrants,
   net                                                                                    1,089          13,338           12,838
                                                                               -----------------     -----------    -------------

 Net cash provided by financing activities                                                1,089          12,371           11,871
                                                                               -----------------     -----------    -------------

 Increase in cash and cash equivalents                                                   10,747           6,198           12,562
                                                                               -----------------     -----------    -------------

 Cash and cash equivalents at the beginning of the period                                18,034           5,472            5,472
                                                                               -----------------     -----------    -------------

 Cash and cash equivalents at the end of the period                                     $28,781         $11,670          $18,034
                                                                               =================     ===========     ============

                                                           ###
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